UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, 0.04 par value

(Title of Class of Securities)

21075N204

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Robbins, Esq.

Robert Shoemaker, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

June 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,406,233
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 48,406,233
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 200,686,671 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q dated May 13, 2021, as filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS Travis Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,127,456
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 32,127,456
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,127,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 200,686,671 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q dated May 13, 2021, as filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS Goff MCF Partners, LP 82-1636851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,144,020
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,144,020
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,144,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 200,686,671 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q dated May 13, 2021, as filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS GFS Contango GP, LLC 83-4348877
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,144,020
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,144,020
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,144,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 200,686,671 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q dated May 13, 2021, as filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS GFS Management, LLC 38-4038336
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,357,627
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,357,627
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,357,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 200,686,671 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q dated May 13, 2021, as filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS Goff Focused Strategies LLC 81-3363076
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,357,627
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,357,627
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,357,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14	TYPE OF REPORTING PERSON IA

(1)	Based on 200,686,671 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q dated May 13, 2021, as filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS GFT Strategies, LLC 82-1794092
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,357,627
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,357,627
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,357,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 200,686,671 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q dated May 13, 2021, as filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS The John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,123,323
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 44,123,323
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,123,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 200,686,671 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q dated May 13, 2021, as filed with the Securities and Exchange Commission.

The following constitutes Amendment No. 13 (“Amendment No. 13”) to the Schedule 13D (the “Original Schedule 13D”) filed by the undersigned on June 13, 2018, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on August 15, 2018, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on November 20, 2018, as amended and supplemented by the Amendment No. 3 to the Original Schedule 13D, filed on December 3, 2018, as amended and supplemented by the Amendment No. 4 to the Original Schedule 13D, filed on September 18, 2019, as amended and supplemented by the Amendment No. 5 to the Original Schedule 13D, filed on November 1, 2019, as amended and supplemented by the Amendment No. 6 to the Original Schedule 13D, filed on November 18, 2019, as amended and supplemented by the Amendment No. 7 to the Original Schedule 13D, filed on December 18, 2019, as amended and supplemented by the Amendment No. 8 to the Original Schedule 13D, filed on December 23, 2019, as amended and supplemented by the Amendment No. 9 to the Original Schedule 13D, filed on June 11, 2020, as amended and supplemented by the Amendment No. 10 to the Original Schedule 13D, filed on October 27, 2020, as amended and supplemented by the Amendment No. 11 to the Original Schedule 13D, filed on December 22, 2020, as amended and supplemented by the Amendment No. 12 to the Original Schedule 13D, filed on January 22, 2021 (as amended and supplemented, collectively, this “Schedule 13D”) relating to the shares of common stock, par value $0.04 per shares (the “Common Stock”), of Contango Oil & Gas (the “Issuer”), a Houston, Texas based, independent energy company. The address of the issuer’s office is 111 E. 5th Street, Suite 300, Fort Worth, Texas 76102. This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended in their entirety as follows:

This statement is being filed by:

i.	Goff MCF Partners, LP (“Goff MCF”), a Texas limited partnership, with respect to the Common Stock directly and beneficially owned by it;

ii.	GFS Contango GP, LLC, (“GFS Contango”), a Texas limited liability company, as general partner to Goff MCF, with respect to the Common Stock directly and beneficially owned by it;

iii.	Goff MCEP Holdings, LLC, (“Goff MCEP”), a Texas limited liability company, with respect to the Common Stock directly and beneficially owned by it;

iv.	Goff MCEP II, LP (“MCEP II”), a Texas limited partnership, with respect to the Common Stock directly and beneficially owned by it;

v.	GFS MCEP GP, LLC (“GFS MCEP”), a Texas limited liability company, as general partner to MCEP II, with respect to the Common Stock directly and beneficially owned by it;

vi.	Goff Focused Energy Strategies, LP (“Goff Energy”), a Texas limited partnership, with respect to the Common Stock directly and beneficially owned by it;

vii.	GFS Energy GP, LLC (“GFS Energy”), a Texas limited liability company, as general partner to Goff Energy, with respect to the Common Stock directly and beneficially owned by it;

viii.	Goff Family Investments, LP (“Family Investments”), a Delaware limited partnership, with respect to the Common Stock directly and beneficially owned by it;

ix.	Goff Capital, Inc. (“Goff Capital”), a Texas corporation, as general partner to Family Investments and manager to Goff MCEP, with respect to the Common Stock directly and beneficially owned by it;

x.

GFS Management, LLC (“GFS Management”), a Texas limited liability company, as managing member of GFS Contango, GFS MCEP, and GFS Energy, with respect to the Common Stock directly and beneficially owned by it;

xi.	Goff Focused Strategies LLC (“GFS”), a Texas limited liability company, as managing member of GFS Management, with respect to the Common Stock directly and beneficially owned by it;

xii.	GFT Strategies, LLC (“GFT”), a Texas limited liability company, as controlling equity holder of GFS, with respect to the Common Stock directly and beneficially owned by it;

xiii.

The John C. Goff 2010 Family Trust (“Goff Family Trust”), a Texas trust, as managing member of GFT and controlling equity holder of Goff Capital and Holdings GP, and with respect to the Common Stock directly and beneficially owned by it;

xiv.	JCG 2016 Holdings, LP (“Holdings”), a Texas limited partnership, with respect to the Common Stock directly and beneficially owned by it;

xv.	JCG 2016 Management, LLC (“Holdings GP”), a Texas limited liability company, as general partner of Holdings, and with respect to the Common Stock directly and beneficially owned by it;

xvi.	Kulik Partners, LP (“Kulik”), a Texas limited partnership, with respect to the Common Stock directly and beneficially owned by it;

xvii.	Kulik GP, LLC (“Kulik GP”), a Texas limited liability company, as general partner to Kulik, and with respect to the Common Stock directly and beneficially owned by it;

xviii.	Goff Family Foundation (“Goff Foundation”), a Texas non-profit corporation, with respect to the Common Stock directly and beneficially owned by it;

xix.	Travis Goff, a United States Citizen, as President of Goff Capital and President of GFS, and with respect to the Common Stock directly and beneficially owned by him;

xx.

John C. Goff, a United States Citizen, as the Chief Executive Officer of Goff Capital, as a manager of Kulik GP, as manager and Chief Executive Officer of GFS, as the sole trustee of Goff Family Trust, and as the sole board member of Goff Foundation, and with respect to the Common Stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

A.

The address of the principal office of Goff MCF, GFS Contango, Goff MCEP, MCEP II, GFS MCEP, Goff Energy, GFS Energy, Goff Family Trust, Family Investments, Goff Capital, GFS Management, GFT, GFS, Holdings, Holdings GP, Kulik, Kulik GP, Goff Foundation, Travis Goff, and John C. Goff is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.

B.	The principal business of Goff MCF is investing in securities of the Issuer.

C.	The principal business of GFS Contango is serving as general partner to Goff MCF.

D.	The principal business of Goff MCEP is investing in securities of the Issuer.

E.	The principal business of MCEP II is investing in securities of the Issuer.

F.	The principal business of GFS MCEP is to serve as a general partner for an investment fund.

G.	The principal business of Goff Energy is investing in the securities of the Issuer for the benefit of a third party.

H.	The principal business of GFS Energy is to serve as a general partner for an investment fund.

I.	The principal business of Goff Family Trust and Family Investments is to manage investments for a single family.

J.	The principal business of Goff Capital is serving as general partner to Family Investments and manager to Goff MCEP.

K.	The principal business of GFS Management is to serve as a manager of investment funds.

L.	The principal business of GFS is investment advisor.

M.	The principal business of GFT is to serve as a manager of investment funds.

N.	The principal business of Holdings is to manage investments for a single family.

O.	The principal business of Holdings GP is serving as the general partner to Holdings.

P.	The principal business of Kulik is to manage investments for two limited partners.

Q.	The principal business of Kulik GP is serving as the general partner to Kulik.

R.	The principal business of Goff Foundation is to support education in Tarrant County, Texas through grants.

S.	The principal occupation of Travis Goff is serving as the President of Goff Capital and the President of GFS.

T.

The principal occupation of John C. Goff is serving as Chief Executive Officer of Goff Capital, as trustee of Goff Family Trust, as a manager of Kulik GP, as manager and Chief Executive Officer of GFS and Holdings GP, as sole board member of Goff Foundation, and as an asset manager in real estate and private equity.

U.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

V.	John C. Goff and Travis Goff are citizens of the United States of America.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to include the following:

On June 7, 2021, the Issuer, Independence Energy LLC, a Delaware limited liability company (“Isla”), IE PubCo Inc., a Delaware corporation, IE OpCo LLC, a Delaware limited liability company, IE C Merger Sub Inc., a Delaware corporation and IE L Merger Sub LLC, a Delaware limited liability company, entered into a Transaction Agreement pursuant to which the Issuer and Isla will combine their operations in an all-stock merger, as described in more detail therein. The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof.

Also on June 7, 2021, in connection with the Transaction Agreement, John C. Goff (“Goff”) entered into a Voting Agreement (“Voting Agreement”), by and among Isla, Goff, Goff MCF, Family Investments, Goff Family Trust, Holdings, Kulik, Goff MCEP, MCEP II, Goff Energy and Goff Foundation (each, together with Goff, a “Stockholder” and collectively, the “Stockholders”) pursuant to which each Stockholder agreed to vote its shares of Common Stock in favor of the matters to be submitted to the Issuer’s stockholders in connection with the Transaction Agreement, subject to the terms and conditions set forth in the Voting Agreement.

The Voting Agreement shall terminate upon the earliest to occur of: (a) the Effective Time (as therein defined); (b) the date on which the Transaction Agreement is terminated in accordance with its terms; and (c) the termination of the Voting Agreement by mutual written consent of the parties thereto. The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Agreement, which is referenced as Exhibit 1 to this Schedule 13D and is also incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based on 200,686,671 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q dated May 13, 2021, as filed with the Securities and Exchange Commission.

A.	Goff MCF

i.	As of close of business on June 9, 2021, Goff MCF beneficially owned 10,144,020 shares of Common Stock.

Percentage: 5.1%

ii.	Powers

i.	Sole power to vote or direct vote: 10,144,020

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 10,144,020

iv.	Shared power to dispose or direct the disposition: 0

iii.	Goff MCF has not entered into any transactions in the Common Stock during the past sixty days.

B.	GFS Contango

i.	As of close of business on June 9, 2021, GFS Contango, as the general partner of Goff MCF, may be deemed to beneficially own 10,144,020 shares of Common Stock.

Percentage: 5.1%

ii.	Powers

i.	Sole power to vote or direct vote: 10,144,020

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 10,144,020

iv.	Shared power to dispose or direct the disposition: 0

iii.	GFS Contango has not entered into any transactions in the Common Stock during the past sixty days. Goff MCF has not entered into any transactions in the Common Stock during the past sixty days.

C.	Goff MCEP

i.	As of close of business on June 9, 2021, Goff MCEP beneficially owned 3,038,705 shares of Common Stock.

Percentage: 1.5%

ii.	Powers

i.	Sole power to vote or direct vote: 3,038,705

ii.	power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 3,038,705

iv.	Shared power to dispose or direct the disposition: 0

iii.	Goff MCEP has not entered into any transactions in the Common Stock during the past sixty days.

D.	MCEP II

i.	As of close of business on June 9, 2021, MCEP II beneficially owned 4,768,317 shares of Common Stock.

Percentage: 2.4%

ii.	Powers

i.	Sole power to vote or direct vote: 4,768,317

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 4,768,317

iv.	Shared power to dispose or direct the disposition: 0

iii.	MCEP II has not entered into any transactions in the Common Stock during the past sixty days.

E.	GFS MCEP

i.	As of close of business on June 9, 2021, GFS MCEP, as the general partner of MCEP II, may be deemed to beneficially own 4,768,317 shares of Common Stock.

Percentage: 2.4%

ii.	Powers

i.	Sole power to vote or direct vote: 4,768,317

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 4,768,317

iv.	Shared power to dispose or direct the disposition: 0

iii.	GFS MCEP has not entered into any transactions in the Common Stock during the past sixty days. MCEP II has not entered into any transactions in the Common Stock during the past sixty days.

F.	Goff Energy

i.	As of close of business on June 9, 2021, Goff Energy beneficially owned 2,445,290 shares of Common Stock.

Percentage: 1.2%

ii.	Powers

i.	Sole power to vote or direct vote: 2,445,290

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 2,445,290

iv.	Shared power to dispose or direct the disposition: 0

iii.	Goff Energy has not entered into any transactions in the Common Stock during the past sixty days.

G.	GFS Energy

i.	As of close of business on June 9, 2021, GFS Energy, as the general partner of Goff Energy, may be deemed to beneficially own 2,445,290 shares of Common Stock.

Percentage: 1.2%

ii.	Powers

i.	Sole power to vote or direct vote: 2,445,290

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 2,445,290

iv.	Shared power to dispose or direct the disposition: 0

iii.	GFS Energy has not entered into any transactions in the Common Stock during the past sixty days. Goff Energy has not entered into any transactions in the Common Stock during the past sixty days.

H.	Goff Family Trust

i.

As of close of business on June 9, 2021, Goff Family Trust, as managing member of GFT and controlling equity holder of Goff Capital and Holdings GP, and with respect to the Common Stock directly beneficially owned by Goff Family Trust, may be deemed to beneficially own: (1) 10,144,020 shares of Common Stock owned by Goff MCF, (2) 3,026,664 shares of Common Stock owned by Family Investments, (3) 8,632,710 shares of Common Stock owned by Holdings, (4) 3,038,705 shares of Common Stock owned by Goff MCEP, (5) 4,768,317 shares of Common Stock owned by MCEP II, (6) 2,445,290 shares of Common Stock owned by Goff Energy, and (7) 12,067,617 shares of Common Stock owned by Goff Family Trust directly.

Percentage: 22.0%

ii.	Powers

i.	Sole power to vote or direct vote: 44,123,323

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 44,123,323

iv.	Shared power to dispose or direct the disposition: 0

iii.

Goff Family Trust has not entered into any transactions in the Common Stock during the past sixty days. Goff Capital has not entered into any transactions in the Common Stock during the past sixty days. GFT has not entered into any transactions in the Common Stock during the past sixty days. GFS has not entered into any transactions in the Common Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock during the past sixty days. GFS Contango has not entered into any transactions in the Common Stock during the past sixty days. Goff MCF has not entered into any transactions in the Common Stock during the past sixty days. Holdings GP has not entered into any transactions in the Common Stock during the past sixty days. Holdings has not entered into any transactions in the Common Stock during the past sixty days. Family Investments has not entered into any transactions in the Common Stock during the past sixty days. Goff MCEP has not entered into any transactions in the Common Stock during the past sixty days. GFS MCEP has not entered into any transactions in the Common Stock during the past sixty days. MCEP II has not entered into any transactions in the Common Stock during the past sixty days. GFS Energy has not entered into any transactions in the Common Stock during the past sixty days. Goff Energy has not entered into any transactions in the Common Stock during the past sixty days.

I.	Family Investments

i.	As of close of business on June 9, 2021, Family Investments beneficially owned 3,026,664 shares of Common Stock.

Percentage: 1.5%

ii.	Powers

i.	Sole power to vote or direct vote: 3,026,664

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 3,026,664

iv.	Shared power to dispose or direct the disposition: 0

iii.	Family Investments has not entered into any transactions in the Common Stock during the past sixty days.

J.	Goff Capital

i.

As of close of business on June 9, 2021, Goff Capital, as the general partner of Family Investments and manager of Goff MCEP, may be deemed to beneficially own (1) 3,026,664 shares of Common Stock owned by Family Investments, and (2) 3,038,705 shares of Common Stock owned by Goff MCEP.

Percentage: 3.0%

ii.	Powers

i.	Sole power to vote or direct vote: 6,065,369

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 6,065,369

iv.	Shared power to dispose or direct the disposition: 0

iii.

Goff Capital has not entered into any transactions in the Common Stock during the past sixty days. Family Investments has not entered into any transactions in the Common Stock during the past sixty days. Goff MCEP has not entered into any transactions in the Common Stock during the past sixty days.

K.	GFS Management

i.

As of close of business on June 9, 2021, GFS Management, as managing member of GFS Contango GP, GFS MCEP, and GFS Energy, may be deemed to beneficially own (1) 10,144,020 shares of Common Stock owned by Goff MCF, (2) 4,768,317 shares of Common Stock owned by MCEP II, and (3) 2,445,290 shares of Common Stock owned by Goff Energy.

Percentage: 8.6%

ii.	Powers

i.	Sole power to vote or direct vote: 17,357,627

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 17,357,627

iv.	Shared power to dispose or direct the disposition: 0

iii.

GFS Management has not entered into any transactions in the Common Stock during the past sixty days. GFS Contango has not entered into any transactions in the Common Stock during the past sixty days. Goff MCF has not entered into any transactions in the Common Stock during the past sixty days. GFS MCEP has not entered into any transactions in the Common Stock during the past sixty days. MCEP II has not entered into any transactions in the Common Stock during the past sixty days. GFS Energy has not entered into any transactions in the Common Stock during the past sixty days. Goff Energy has not entered into any transactions in the Common Stock during the past sixty days.

L.	GFS

i.

As of close of business on June 9, 2021, GFS, as managing member of GFS Management, may be deemed to beneficially own (1) 10,144,020 shares of Common Stock owned by Goff MCF, (2) 4,768,317 shares of Common Stock owned by MCEP II, and (3) 2,445,290 shares of Common Stock owned by Goff Energy.

Percentage: 8.6%

ii.	Powers

i.	Sole power to vote or direct vote: 17,357,627

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 17,357,627

iv.	Shared power to dispose or direct the disposition: 0

iii.

GFS has not entered into any transactions in Common Stock during the past sixty days. GFS Management has not entered into any transactions in Common Stock during the past sixty days. GFS Contango has not entered into any transactions in the Common Stock during the past sixty days. Goff MCF has not entered into any transactions in the Common Stock during the past sixty days. GFS MCEP has not entered into any transactions in the Common Stock during the past sixty days. MCEP II has not entered into any transactions in the Common Stock during the past sixty days. GFS Energy has not entered into any transactions in the Common Stock during the past sixty days. Goff Energy has not entered into any transactions in the Common Stock during the past sixty days.

M.	GFT

i.

As of close of business on June 9, 2021, GFT, as controlling equity holder of GFS, may be deemed to beneficially own (1) 10,144,020 shares of Common Stock owned by Goff MCF, (2) 4,768,317 shares of Common Stock owned by MCEP II, and (3) 2,445,290 shares of Common Stock owned by Goff Energy.

Percentage: 8.6%

ii.	Powers

i.	Sole power to vote or direct vote: 17,357,627

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 17,357,627

iv.	Shared power to dispose or direct the disposition: 0

iii.

GFT has not entered into any transactions in the Common Stock during the past sixty days. GFS has not entered into any transactions in the Common Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock during the past sixty days. GFS Contango has not entered into any transactions in the Common Stock during the past sixty days. Goff MCF has not entered into any transactions in the Common Stock during the past sixty days. GFS MCEP has not entered into any transactions in the Common Stock during the past sixty days. MCEP II has not entered into any transactions in the Common Stock during the past sixty days. GFS Energy has not entered into any transactions in the Common Stock during the past sixty days. Goff Energy has not entered into any transactions in the Common Stock during the past sixty days.

N.	Holdings

i.	As of close of business on June 9, 2021, Holdings beneficially owned 8,632,710 shares of Common Stock.

Percentage: 4.3%

ii.	Powers

i.	Sole power to vote or direct vote: 8,632,710

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 8,632,710

iv.	Shared power to dispose or direct the disposition: 0

iii.	Holdings has not entered into any transactions in the Common Stock during the past sixty days.

O.	Holdings GP

i.	As of close of business on June 9, 2021, Holdings GP, as general partner of Holdings, may be deemed to beneficially own 8,632,710 shares of Common Stock.

Percentage: 4.3%

ii.	Powers

i.	Sole power to vote or direct vote: 8,632,710

ii.	Shared power to vote or direct vote:

iii.	Sole power to dispose or direct the disposition: 8,632,710

iv.	Shared power to dispose or direct the disposition: 0

iii.	Holdings GP has not entered into any transactions in the Common Stock during the past sixty days. Holdings has not entered into any transactions in the Common Stock during the past sixty days.

P.	Kulik

i.	As of close of business on June 9, 2021, Kulik beneficially owned 372,890 shares of Common Stock.

Percentage: 0.2%

ii.	Powers

i.	Sole power to vote or direct vote: 372,890

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 372,890

iv.	Shared power to dispose or direct the disposition: 0

iii.	Kulik has not entered into any transactions in the Common Stock during the past sixty days.

Q.	Kulik GP

i.	As of close of business on June 9, 2021, Kulik GP, as general partner of Kulik, may be deemed to beneficially own 372,890 shares of Common Stock.

Percentage: 0.2%

ii.	Powers

i.	Sole power to vote or direct vote: 372,890

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 372,890

iv.	Shared power to dispose or direct the disposition: 0

iii.	Kulik GP has not entered into any transactions in the Common Stock during the past sixty days. Kulik has not entered into any transactions in the Common Stock during the past sixty days.

R.	Goff Foundation

i.	As of close of business on June 9, 2021, Goff Foundation beneficially owned 261,957 shares of Common Stock.

Percentage: 0.1%

ii.	Powers

i.	Sole power to vote or direct vote: 261,957

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 261,957

iv.	Shared power to dispose or direct the disposition: 0

iii.	Goff Foundation has not entered into any transactions in the Common Stock during the past sixty days.

S.	Travis Goff

i.

As of the close of business on June 9, 2021, Travis Goff, as President of Goff Capital and President of GFS, may be deemed to beneficially own (1) 3,038,705 shares of Common Stock owned by Goff MCEP, (2) 4,768,317 shares of Common Stock owned by MCEP II, (3) 2,445,290 shares of Common Stock owned by Goff Energy, (4) 10,144,020 shares of Common Stock owned by Goff MCF, (5) 8,632,710 shares of Common Stock owned by Holdings, (6) 3,026,664 shares of Common Stock owned by Family Investments, and (7) 71,750 shares of Common Stock owned by Travis Goff directly.

Percentage: 16.0%

ii.	Powers

i.	Sole power to vote or direct vote: 32,127,456

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 32,127,456

iv.	Shared power to dispose or direct the disposition: 0

iii.

Travis Goff has not entered into any transactions in the Common Stock during the past sixty days. GFT has not entered into any transactions in the Common Stock during the past sixty days. GFS has not entered into any transactions in the Common Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock during the past sixty days. MCEP II has not entered into any transactions in the Common Stock during the past sixty days. GFS MCEP has not entered into any transactions in the Common Stock during the past sixty days. Goff Energy has not entered into any transactions in the Common Stock during the past sixty days. GFS Energy has not entered into any transactions in the Common Stock during the past sixty days. Goff Capital has not entered into any transactions in the Common Stock during the past sixty days. Goff MCEP has not entered into any transactions in the Common Stock during the past sixty days. Goff MCF has not entered into any transactions in the Common Stock during the past sixty days. GFS Contango has not entered into any transactions in the Common Stock during the past sixty days. Holdings has not entered into any transactions in the Common Stock during the past sixty days. Holdings GP has not entered into any transactions in the Common Stock during the past sixty days. Family Investments has not entered into any transactions in the Common Stock during the past sixty days.

T.	John C. Goff

i.

As of close of business on June 9, 2021, John C. Goff, as Chief Executive Officer of Goff Capital, as trustee of Goff Family Trust, as a manager of Kulik GP, as manager and Chief Executive Officer of GFS, as sole board member of Goff Foundation, and with respect to the Common Stock directly beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 10,144,020 shares of Common Stock owned by Goff MCF, (2) 8,632,710 shares of Common Stock owned by Holdings, (3) 12,067,617 shares of Common Stock owned by Goff Family Trust, (4) 372,890 shares of Common Stock owned by Kulik, (5) 3,026,664 shares of Common Stock owned by Family Investments, (6) 3,038,705 shares of Common Stock owned by Goff MCEP, (7) 4,768,317 shares of Common Stock beneficially owned by MCEP II, (8) 2,445,290 shares of Common Stock owned by Goff Energy, (9) 261,957 shares of Common Stock owned by Goff Foundation, and (10) 3,648,063 shares of Common Stock owned by John C. Goff directly.

Percentage: 24.1%

ii.	Powers

i.	Sole power to vote or direct vote: 48,406,233

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 48,406,233

iv.	Shared power to dispose or direct the disposition: 0

iii.

John C. Goff was granted shares of Common Stock on April 20, 2021, which was authorized by the board of the Issuer for first quarter 2021 board fees in lieu of cash compensation pursuant to the Contango Director Compensation Plan. Goff Family Trust has not entered into any transactions in the Common Stock during the past sixty days. Goff Capital has not entered into any transactions in the Common Stock during the past sixty days. Family Investments has not entered into any transactions in the Common Stock during the past sixty days. Goff MCEP has not entered into any transactions in the Common Stock during the past sixty days. GFT has not entered into any transactions in the Common Stock during the past sixty days. GFS has not entered into any transactions in Common Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock during the past sixty days. GFS Contango has not entered into any transactions in the Common Stock during the past sixty days. Goff MCF has not entered into any transactions in the Common Stock during the past sixty days. GFS MCEP has not entered into any transactions in the Common Stock during the past sixty days. MCEP II has not entered into any transactions in the Common Stock during the past sixty days. GFS Energy has not entered into any transactions in the Common Stock during the past sixty days. Goff Energy has not entered into any transactions in the Common Stock during the past sixty days. Kulik GP has not entered into any transactions in the Common Stock during the past sixty days. Kulik has not entered into any transactions in the Common Stock during the past sixty days. Holdings GP has not entered into any transactions in the Common Stock during the past sixty days. Holdings has not entered into any transactions in the Common Stock during the past sixty days. Goff Foundation has not entered into any transactions in the Common Stock during the past sixty days.

As general partner of Family Investments and manager of Goff MCEP, Goff Capital may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by Family Investments and Goff MCEP. Goff Capital disclaims beneficial ownership of the Common Stock directly held by Family Investments and Goff MCEP, except to the extent of its pecuniary interest therein.

As general partner of Goff MCF, GFS Contango may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF. GFS Contango disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As general partner of MCEP II, GFS MCEP may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by MCEP II. GFS MCEP disclaims beneficial ownership of the Common Stock directly held by MCEP II, except to the extent of its pecuniary interest therein.

As general partner of Goff Energy, GFS Energy may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by Goff Energy. GFS Energy disclaims beneficial ownership of the Common Stock directly held by Goff Energy, except to the extent of its pecuniary interest therein.

As managing member of GFS Contango, GFS MCEP and GFS Energy, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF, MCEP II, and Goff Energy. GFS Management disclaims beneficial ownership of the Common Stock directly held by Goff MCF, MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common directly held by Goff MCF, MCEP II, and Goff Energy. GFS disclaims beneficial ownership of the Common Stock directly held by Goff MCF, MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock held by Goff MCF, MCEP II, and Goff Energy. GFT disclaims beneficial ownership of the Common Stock directly held by Goff MCF, MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

As managing member of GFT and controlling equity holder of Goff Capital and Holdings GP, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF, Holdings, Family Investments, Goff MCEP, MCEP II, Goff Energy, and Goff Family Trust. Goff Family Trust disclaims beneficial ownership of those shares of Common Stock held directly by Goff MCF, Holdings, Family Investments, Goff MCEP, MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

As President of Goff Capital and President of GFS, Travis Goff may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the shares of Common Stock directly held by Goff MCEP, MCEP II, Goff Energy, Goff MCF, Holdings, Family Investments, and shares held directly by Travis Goff. Travis Goff disclaims beneficial ownership of those shares of Common Stock held directly by Goff MCEP, MCEP II, Goff Energy, Goff MCF, Holdings, and Family Investments except to the extent of his pecuniary interest therein.

As Chief Executive Officer of Goff Capital, a manager of Kulik GP, manager and Chief Executive Officer of GFS, sole board member of Goff Foundation, and as sole trustee of Goff Family Trust, John C. Goff may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the shares of Common Stock directly held by Goff MCF, Holdings, Kulik, Goff Family Trust, Family Investments, Goff MCEP, MCEP II, Goff Energy, Goff Foundation, indirectly through a SEP IRA, of which Mr. Goff is the beneficiary, and shares held directly by John C. Goff. Mr. Goff disclaims beneficial ownership of those shares of Common Stock held directly by Goff MCF, Holdings, Kulik, Family Investments, Goff Family Trust, Goff MCEP, MCEP II, Goff Energy, and Goff Foundation except to the extent of his pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows:

The Reporting Person’s response to Item 4 is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Item 7 is amended and supplemented in its entirety as follows:

Exhibit 1	Voting Agreement, dated as of June 7, 2021, by and among Isla, Goff, Goff MCF, Family Investments, Goff Family Trust, Holdings, Kulik, Goff MCEP, MCEP II, Goff Energy and Goff Foundation.

SIGNATURES ON THE FOLLOWING PAGE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 9, 2021

John C. Goff			GFS Contango GP, LLC
				By:	its Managing Member, GFS Management, LLC
				By:	its Managing Member, Goff Focused Strategies LLC
By:	/s/ John C. Goff

Goff MCF Partners, LP
	By:	its General Partner, GFS Contango GP, LLC	By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFS Management, LLC
				By:	its Managing Member, Goff Focused Strategies LLC
By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Family Investments, LP
	By:	its General Partner, Goff Capital, Inc.	By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Strategies LLC
By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Capital, Inc.			By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

By:	/s/ John C. Goff		GFT Strategies, LLC
	John C. Goff, Chief Executive Officer			By:	its managing member, The John C. Goff 2010 Family Trust

The John C. Goff 2010 Family Trust

			By:	/s/ John C. Goff
By:	/s/ John C. Goff		John C. Goff, Trustee
John C. Goff, Sole Trustee

JCG 2016 Management, LLC
JCG 2016 Holdings, LP
	By:	its General Partner, JCG 2016 Management, LLC

			By:	/s/ John C. Goff
By:	/s/ John C. Goff		John C. Goff, Chief Executive Officer
John C. Goff, Chief Executive Officer

Kulik Partners, LP			Kulik GP, LLC
	By:	its General Partner, Kulik GP, LLC
			By:	/s/ John C. Goff
By:	/s/ John C. Goff		John C. Goff, Manager
John C. Goff, Manager
GFS Energy GP, LLC
Goff MCEP Holdings, LLC				By:	its Managing Member, GFS Management, LLC
	By:	its Manager, Goff Capital, Inc.		By:	its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
	John C. Goff, Chief Executive Officer		By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer
Goff MCEP II, LP
	By:	its General Partner, GFS MCEP GP, LLC
Goff Family Foundation
By:	/s/ John C. Goff
	John C. Goff, Chief Executive Officer		By:	/s/ John C. Goff
John C. Goff, sole board member
GFS MCEP GP, LLC
	By:	its Managing Member, GFS Management, LLC	Travis Goff
	By:	its Managing Member, Goff Focused Strategies LLC
			By:	/s/ Travis Goff
By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Energy Strategies, LP
	By:	its General Partner, GFS Energy GP, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Transactions in the Common Stock During the Past Sixty Days

Name	Date	No. of Shares	Transaction	Price	Method
John C. Goff	04/20/2021	3,600	Restricted Stock Award(1)	$0.00	Restricted Stock Grant

(1)

A grant of Common Stock to John C. Goff on April 20, 2021, was authorized by the board of the Issuer for first quarter 2021 board fees in lieu of cash compensation pursuant to the Contango Director Compensation Plan.